Exhibit 2.1
AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of September 14, 2011, by and among Quepasa Corporation, a Nevada corporation (“Parent”), IG Acquisition Company, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Insider Guides, Inc., a Delaware corporation (“Company”).  Terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Merger Sub  and the Company are parties to that certain Agreement and Plan of Merger, dated as of July 19, 2011 (the “Merger Agreement”);

WHEREAS, pursuant to Section 9.1 of the Merger Agreement, the Merger Agreement may be amended only by written agreement of Parent, Merger Sub and Company at any time prior to the Effective Time;

WHEREAS, the Effective Time has not yet occurred;

WHEREAS, Parent, Merger Sub and Company wish to eliminate uncertainty with respect to the consummation of the Closing; and

WHEREAS, Parent, Merger Sub and the Company wish to amend the terms of the Merger Agreement as set forth below;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Amendments to Merger Agreement.

(a)           The following new definitions shall be added to Section 2.1 of the Merger Agreement immediately following the definition of “Subsidiary” and immediately preceding the definition of “Total Participating Consideration” to read as follows:

“Total Merger Consideration” shall mean the sum of (A) the Cash Consideration plus (B) (i) the Transaction Share Price multiplied by (ii) the Total Parent Common Stock Issued in Merger.”

“Total Parent Common Stock Issued in Merger” shall mean 17,000,000 shares of Parent Common Stock.”

(b)           The following definitions shall replace their respective counterparts in Section 2.1 of the Merger Agreement:

“Cash Percentage” means the percentage equal to 100% multiplied by a fraction, the numerator of which is the Cash Consideration and the denominator of which is (A) the Total Merger Consideration minus (B) the product of the aggregate number of shares of Parent Common Stock issued to the holders of Company Options pursuant to Section 2.4(a) multiplied by the Transaction Share Price.”

“Total Participating Consideration” means (A) the Total Merger Consideration less (B) the Total Preferred Liquidation Preference.”

“Transaction Share Price” shall be equal to the average closing price of a share of Parent Common Stock during the twenty (20) trading days ending with the trading day immediately prior to the Effective Time.”

(c)           Section 2.2(g) of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“(g)           The shares of Parent Common Stock included in the Merger Consideration will be subject to restrictions on transfer for a period of five (5) months following the Effective Time, as follows:  (i) during the one (1) month period following the Effective Time, no more than 16.67% of the shares of Parent Common Stock received by each Company shareholder as Merger Consideration may be transferred; (ii) subject to the foregoing clause (i), during the two (2) month period following the Effective Time, no more than 33.33% of the shares of Parent Common Stock received by each Company shareholder as Merger Consideration may be transferred; (iii) subject to the foregoing clauses (i) and (ii), during the three (3) month period following the Effective Time, no more than 50% of the shares of Parent Common Stock received by each Company shareholder as Merger Consideration may be transferred; (iv) subject to the foregoing clauses (i)-(iii), during the four (4) month period following the Effective Time, no more than 66.67% of the shares of Parent Common Stock received by each Company shareholder as Merger Consideration may be transferred; and (v) subject to the foregoing clauses (i)-(iv), during the five (5) month period following the Effective Time, no more than 83.33% of the shares of Parent Common Stock received by each Company shareholder as Merger Consideration may be transferred.  Notwithstanding the foregoing, Parent Common Stock may be transferred at any time to any Affiliate or family member of a Company shareholder if such transferee agrees to be bound by the foregoing restrictions prior to such transfer.  The restrictions on transfer contemplated by this Section 2.2(g) will be set forth in the Company Voting Agreements and Letters of Transmittal.”

(d)           There shall be added to Section 2.2 of the Merger Agreement a new paragraph (h), which shall read as follows:

“(h)           For the avoidance of doubt, in no event shall there be issued as Merger Consideration hereunder an aggregate number of shares of Parent Common Stock in excess of (or, except to the extent of cash paid in lieu of fractional shares, less than) the Total Parent Common Stock Issued in Merger”.

(e)           Section 6.7 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“6.7           [Intentionally Omitted]”

(f)           Section 6.8 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“6.8           [Intentionally Omitted]”

(g)           Section 6.9 of the Merger Agreement is hereby redesignated as Section 7.2(e) and shall only be a condition to the obligation of Parent and Merger Sub.

2.           Confirmation.       Each Party has been provided with the other Party’s financial results through August 31, 2011.  Each Party hereby confirms that, (i)  to the best of its knowledge, as of the date hereof, neither it nor any of the other Parties has breached, in any material respect, any of its representations, warranties or covenants made in the Merger Agreement (and/or any known breaches are hereby waived); (ii) if the Closing were to have been scheduled to occur on the date hereof, the conditions set forth in Section 7.1(d) and Section 7.2(d) of the Merger Agreement would have been deemed to be fulfilled, (iii) no information or events known by the other Party on the date of this Amendment or reflected for or reserved on such August 31, 2011 financial results shall be considered when determining satisfaction of the conditions set forth in Section 7.1(d) and Section 7.2(d) of the Merger Agreement and (iv) each Party hereby waives any conditions to Closing it may have that might not be met by reason of the other Party's financial performance and/or web traffic metrics through the Closing Date.

3.           Miscellaneous.

(a)           Except as expressly set forth herein, the Merger Agreement shall remain in full force and effect.

(b)           This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without reference to principles of conflicts of laws.

(c)           This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but both of which when taken together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. have caused this Amendment to be signed by their respective duly authorized officers as of the date first above written.

QUEPASA CORPORATION
By:
Name:
Title:

IG ACQUISITION COMPANY
By:
Name:
Title:

INSIDER GUIDES, INC.
By:
Name:
Title: